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                                                                     Exhibit 99


         OIL-DRI ANNOUNCES PLANS TO PURCHASE FULLER'S EARTH BUSINESS
                           FROM AMCOL INTERNATIONAL

CHICAGO -- March 5,1998 -- Oil-Dri Corporation of America (NYSE:ODC) announced today that it has signed an agreement to purchase the Fuller's Earth absorbent business of American Colloid Co., a wholly owned subsidiary of AMCOL International (NASDAQ:ACOL). The business has approximately $15,000,000 in revenues, including coarse private label cat litter, oil and grease absorbents and agricultural carriers.

The agreement is subject to approval by each company's Board of Directors. Closing of the acquisition will be pending normal due diligence.

President and Chief Executive Officer, Daniel S. Jaffee, commented; "With this acquisition, we will increase cat litter sales to many new customers and expand our relationships with existing ones. This will give us an opportunity to provide retailers with a consolidated source for both their private label and branded cat litter products. Oil-Dri's branded products currently have ACV distribution of 70% in U.S. grocery and mass merchandiser outlets.

Included in the purchase are a production plant and associated mineral reserves in Mounds, IL and mineral reserves located in Paris, TN and Silver Springs, NV.

"This strategic acquisition will increase our manufacturing capacity and distribution throughout the U.S. with a new midwestern manufacturing facility and an expanded mineral reserve base in the western United States," said Daniel Jaffee.

"Cost of the acquisition was less than a dollar for a dollar of sales. Financing will be a long-term, fixed-rate, private placement. Once the acquisition is integrated into our manufacturing and distribution system, it will provide positive cash flow, increased earnings and an improved return on shareholders' equity."

DELIVERING ON OUR STRATEGIC PLAN
Daniel Jaffee continued, "The acquisition of this business will allow us to leverage core competencies and market experience in our pet products group with increased manufacturing flexibility, additional mineral reserves and more efficient logistical capabilities. It will make Oil-Dri the largest supplier of private label cat litter in the country and give us the critical mass needed to participate more competitively in the cat litter market.

"As indicated at our annual shareholders' meeting, we anticipate that growth in the next five years will come from both internal development and acquisitions. With this acquisition and the new product launches scheduled for the fourth quarter of our current fiscal year, fiscal 1999 promises to be very exciting."

Richard M. Jaffee, Oil-Dri's chairman, also remarked on the acquisition: "Dan and his team worked together to evaluate all the aspects of this opportunity and the synergies that it will provide. This is a very positive development for Oil-Dri. They are to be congratulated on a job well done."

This release contains certain forward-looking statements regarding the company's expected performance for future periods and actual results for such periods may materially differ. Such forward-looking statements are subject to uncertainties, which include, but are not limited to, competitive factors in the grocery, mass merchandiser and club segments of the consumer market; the level of success of new products; changes in planting activity and overall agricultural demand; changes in market conditions and the overall economy, and other factors detailed from time to time in the company's annual report and other reports filed with the Securities and Exchange Commission.

Oil-Dri Corporation of America is a leader in developing, manufacturing and marketing products and for pet care, industrial, environmental, agricultural, and fluids purification markets. VISIT OIL-DRI'S WEB SITE AT WWW.OILDRI.COM TO VIEW NEWS RELEASES AND COMPANY INFORMATION.


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